Exhibit B

                   __________________________

                     Dillon Investors, L.P.
                   __________________________

                21 East State Street - Suite 1410
                   Columbus, Ohio  43215-4228


January 10, 1995

The Board of Directors
Citadel Holding Corporation
700 North Central Avenue
Glendale, California  91203

Gentlemen:

The undersigned, Dillon Investors, L.P. ("Dillon") is the record owner of 700,000 shares of common stock of Citadel Holding
Corporation ("Citadel").

Dillon has watched the continuing erosion of the market price for Citadel's common stock with concern. Of particular concern is the substantial dilution that could now result to stockholders other than Craig Corporation ("Craig") if Craig determines to convert the control block of securities known as the 3% Cumulative Voting Convertible Preferred Stock ("Preferred Shares"), which Citadel recently issued to Craig, at a conversion ratio based upon a market price of less than $3.00 for Citadel's common stock, and Citadel's Board takes no action to redeem such Preferred Shares, as it is entitled to do if such market price is below $3.00.

Dillon continues to believe that the pro rata distribution (after the shares are registered) by Citadel to all of its stockholders of the shares of Fidelity Federal Bank ("Fidelity") held by Citadel, and an orderly sale over a reasonable period of time of Citadel's real estate assets at the best available price, followed by the dissolution and liquidation of Citadel, is the best way to maximize value for all Citadel stockholders. (In that connection, although Dillon is pleased that Citadel has determined to place two of its six properties up for sale, Dillon is concerned about Citadel's plans - currently undisclosed - for the proceeds from any sale of such properties.) Dillon intends, subject to compliance with applicable law, to continue to seek to influence Citadel to pursue such a strategy.

However, inasmuch as Dillon now believes that Citadel's stockholders may prefer to cash out their investment rather than wait for Citadel to implement such strategy, the undersigned hereby proposes to enter into an acquisition transaction with Citadel in which Citadel stockholders would receive $4 per share in cash for their common stock. This price represents a 68% premium to the current market price, a 20% premium to the book value as of September 30, 1994, and is a premium to the implied value of the common stock based on the fairness opinion rendered recently by Wedbush Morgan Securities in connection with the Preferred Shares issuance to Craig. If desired, Dillon would endeavor to structure such transaction in a way which would permit stockholders who so chose to retain an equity interest.

Upon consummation of the transaction, Dillon would pursue implementation of the above-described strategy. In the event that the transaction is structured to allow Citadel stockholders to retain equity, stockholders who so determine will receive their pro rata share of all distributions by Citadel of cash or securities. Dillon and its affiliates would receive no payments or distributions from Citadel other than their pro rata share of distributions to all stockholders, plus expenses including those incurred to date in connection with Dillon's efforts to cause rescission of the issuance of the Preferred Shares to Craig and to present its strategy to stockholders pursuant to its previously proposed proxy and consent solicitations, which actions were for the benefit of all stockholders.

This proposal is conditioned upon the following:

1) Compliance with all regulatory requirements (Dillon believes it is possible that any delays otherwise related to Office of Thrift Supervision ("OTS") approval could be eliminated by Citadel's appropriate filing with the OTS to deregister as a savings and loan holding company, in light of its limited holdings of non-voting stock of Fidelity);
2)  Termination of all litigation between Dillon and Citadel;
3)  No further issuance of any class of securities by Citadel;
4) No action by Citadel that would materially affect the current assets of Citadel prior to completion of the acquisition without prior approval from Dillon;
5) The Preferred Shares be rescinded, and the original terms of the Craig Line of Credit be maintained; alternatively, the transaction would provide for the acquisition of the Preferred Shares at a price of $4.00 per share;
6)  The obtaining of financing; and
7)  The negotiation and execution of appropriate documentation.

We are confident that financing can be obtained for the acquisition. The above is subject to negotiation. We look forward to your prompt response.

Very truly yours,
DILLON INVESTORS, L.P.



By: /s/ Roderick H. Dillon, Jr.
    Roderick H. Dillon, Jr., its General Partner